Exhibit 99.3

Environmental Solutions Worldwide, Inc.

200 Progress Drive

Montgomeryville, PA  18936

_____________, 2014

Dear Stockholder:

Enclosed are the prospectus dated _____________, 2014 (the “Prospectus”) and other materials relating to the rights offering by Environmental Solutions Worldwide, Inc. (the “Company”).  Please carefully review the Notes, which describes how you can participate in the rights offering.  You will be able to exercise your subscription rights to purchase 10% senior secured convertible Promissory Notes due 2018 during a limited period.  You will find answers to some frequently asked questions about the rights offering beginning on page [__] of the Prospectus.  You should also refer to the detailed Instructions for Use of Environmental Solutions Worldwide, Inc. Subscription Certificate included with this letter.  The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

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We will distribute to each holder of our common stock, par value $0.001, who is a record holder of our common stock on the record date, which is _____________, 2014, at no charge, one non-transferable subscription right for each share of common stock owned. The subscription rights will be evidenced by non-transferable subscription certificates, which we also refer to as rights certificates.

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Each subscription right will entitle the rights holder to purchase $80.53 principal amount of Notes upon timely delivery of the required documents and payment of the subscription price of $80.53 per subscription right exercised, which shall be paid in cash.

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If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m., New York City time, on _____________, 2014, the expiration date for the rights offering, subject to extension or earlier termination. After the expiration date, the subscription rights will expire and will have no value. See “The Rights Offering— Expiration of the Rights Offering; Extensions and Amendments” in the Prospectus.

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You are not required to exercise any or all of your subscription rights. We will deliver to the record holders who purchase notes in the rights offering certificates representing the notes purchased with a holder’s subscription right as soon as practicable after the rights offering has expired. If you request and pay for a larger principal amount.of notes than is allocated to you, we will refund the overpayment, without interest.

If your shares are held in your name, a Subscription Certificate is enclosed.  If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted.  Please see page [__] of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, please contact us at Environmental Solutions Worldwide, Inc., 200 Progress Drive, Montgomeryville, PA  18936 or by telephone at (215) 699-0730.

Sincerely,

/s/ Mark Yung
Mark Yung Executive Chairman